EXHIBIT 21.1

Subsidiary	Jurisdiction of Incorporation
BioMimetic Therapeutics Limited	England and Wales
BioMimetic Therapeutics Pty Ltd.	Australia
BioMimetic Therapeutics Canada, Inc.	Canada